Exhibit 99.19

CONSENT OF KEVIN C. SCOTT

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name, and to the use of information derived from, the technical report entitled “Technical Report on the New Afton Project, British Columbia, Canada” dated December 31, 2009, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2011, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 26th day of March, 2012

 (Signed) “Kevin C. Scott”

Name:	Kevin C. Scott
Title:	P. Eng. and former Principal Metallurgist and
General Manager Vancouver Office
for Roscoe Postle Associates Inc.